Mathews Asian Funds
N-SAR 12/31/07
77L Attachment

For the year ended December 31, 2007, the Funds changed the method by which it records and recognizes dividend income for Korean equity securities held in the Funds as a result of, among other things, establishing a reasonable basis to estimate for Korean dividends at ex-date. Prior to 2007, it had been the policy of the Funds to record dividend income for certain Korean securities following the annual general meeting of shareholders of such companies. These dividends were recorded in the next fiscal year following the ex-date of these distributions. Dividend income is now recorded in the current fiscal year on ex-date based on estimated dividend rates. Estimated dividends are updated as additional information becomes available.